Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304-1050 O: 650.493.9300 F: 650.493.6811

September 1, 2022

Via EDGAR and Secure File Transfer

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jane Park
Christine Westbrook

Re:	Apexigen, Inc. Registration Statement on Form S-1 Filed August 12, 2022 No. 333-266846

Ladies and Gentlemen:

On behalf of our client, Apexigen, Inc. (“Apexigen” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated August 29, 2022, relating to the above referenced Registration Statement on Form S-1 submitted to the Commission on August 12, 2022 (the “Registration Statement”). We are concurrently submitting via EDGAR this letter and a revised draft of the Registration Statement (“Amendment No. 1”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the Registration Statement submitted on August 12, 2022), all page references herein correspond to the page of Amendment No. 1.

Form S-1 Filed August 12, 2022

Cover Page

1.	For each of the shares and warrants being registered for resale, disclose the price that the selling securityholders paid for such shares and warrants overlying such securities.

In response to the Staff’s comment, the Company has revised the disclosure on the Cover Page of Amendment No. 1.

AUSTIN     BEIJING     BOSTON     BOULDER     BRUSSELS     HONG KONG     LONDON     LOS ANGELES     NEW YORK     PALO ALTO

    SALT LAKE CITY     SAN DIEGO     SAN FRANCISCO     SEATTLE     SHANGHAI     WASHINGTON, DC     WILMINGTON, DE

Securities and Exchange Commission

September 1, 2022

2.

Disclose the exercise prices of the warrants compared to the market price of the underlying securities. If the warrants are out the money, please disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

In response to the Staff’s comment, the Company has revised the disclosure on the Cover Page and pages 8, 60, 82, 88, and 89 of Amendment No. 1.

3.

We note the significant number of redemptions of common stock in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of your shares.

In response to the Staff’s comment, the Company has revised the disclosure on the Cover Page of Amendment No. 1.

Risk Factors, page 10

4.

Include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the common stock. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that even though the current trading price is significantly below the SPAC IPO price, the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.

In response to the Staff’s comment, the Company has revised the disclosure on pages 63 and 64 of Amendment No. 1.

5.

Update the disclosure in the risk factor titled “Our management team has limited experience in operating a public company” in light of the failure to timely file the Form 10-Q for the quarter ended June 30, 2022.

In response to the Staff’s comment, the Company has revised the disclosure on page 64 of Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 86

6.

In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the common stock, expand your discussion of capital resources to address any changes in the company’s liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company’s ability to raise additional capital.

In response to the Staff’s comment, the Company has revised the disclosure on pages 88 and 89 of Amendment No. 1.

Securities and Exchange Commission

September 1, 2022

7.

Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company’s common stock.

In response to the Staff’s comment, the Company has revised the disclosure on page 90 of Amendment No. 1.

Exhibits

8.

We note your disclosure in the footnotes to the exhibit index that certain portions of Exhibit 2.1 have been redacted. If you intend to redact information pursuant to Item 601(b)(10)(iv) of Regulation S-K, please revise to include a prominent statement on the first page of such redacted exhibit that certain identified information ahs been excluded because it is both not material and the type of information that the registrant treats as private or confidential. Refer to Item 601(b)(10)(iv) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the exhibit index on page II-3 and page 1 of Exhibit 2.1, which has been re-filed with Amendment No. 1.

General

9.

Revise your prospectus to disclose the price that each selling securityholder paid for the shares and warrants being registered for resale. Highlight any differences in the current trading price, the prices that the Sponsor, the PIPE investors, private placement investors and other selling securityholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. Disclose that while the Sponsor, PIPE investors, private placement investors and other selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.

In response to the Staff’s comment, the Company has revised the disclosure on the Cover Page and pages 60, 63, 64, and 166 of Amendment No. 1.

*****

Securities and Exchange Commission

September 1, 2022

Please direct any questions regarding the Company’s responses or Amendment No. 1 to me at (650)-565-3596 or mcoke@wsgr.com.

Sincerely,

/s/ Michael Coke
Michael Coke
Wilson Sonsini Goodrich & Rosati, P.C.

cc:	Xiaodong Yang, M.D., Ph.D., Apexigen, Inc.
Francis Sarena, Apexigen, Inc.
Lance Brady, Wilson Sonsini Goodrich & Rosati, P.C.